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SUSPECT DETECTION SYSTEMS, INC.
4 Nafcha Street
Jerusalem, Israel 95508

July 14, 2009

United States Securities and Exchange Commission
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549-7010
Attention: Ms. Alexander Ledbetter, Esq.

Re:	Suspect Detection Systems, Inc.
Revised Preliminary Proxy Statement on Schedule 14A
Filed June 3, 2009

Form 10-K for Fiscal Year Ended December 31, 2008
Filed March 31, 2009

Form 10-Q for Fiscal Period Ended March 31, 2009
Filed May 20, 2009
File No. 000-52792

Dear Ms. Ledbetter:

We are herewith filing with the Securities and Exchange Commission (the "Commission") Amendment No. 2 to the Preliminary Proxy Statement on Schedule 14A ("Amendment No. 2”) in response to the Commission's comment letter, dated June 24, 2009, with reference to the Revised Preliminary Proxy Statement on Schedule 14A, filed with the Commission on June 3, 2009 (the “Proxy Statement”).

In addition to Amendment No. 2, we supplementally respond to the Commission's comments to the Proxy Statement, the Form 10-K for Fiscal Year Ended December 31, 2008, filed March 31, 2009 and the Form 10-Q for Fiscal Period ended March 31, 2009, filed on May 20, 2009 (File No. 000-52792) as follows:

Preliminary Proxy Statement on Schedule 14A

1.           Response to Comment 1. Amendment No. 2 amends the Proxy Statement to reflect that the number of voting shares required to constitute a simple majority is 16,452,418.

Proposal No.1: Increase in the Number if Authorized Shares of Common Stock, page 5

2.           Response to Comment No. 2.     Regarding the current and future issuances of the Company’s common stock, please note the following:

With respect to the issuance of the 12,810,004 warrants, in November 2007, the Company began a capital formation activity through a private placement offering, exempt from registration under the Securities Act of 1933, to raise up to $2,500,000 through the issuance of 16,666,666 units.  The purchase price of each unit is $0.15.  Each unit contains one share of common stock, one Class A Warrant giving the holder the right to purchase one share of common stock for $0.25, which is exercisable for one year from the date of issuance and one Class B Warrant, giving the holder the right to purchase one share of common stock for $0.375, which is exercisable for three years from the date of issuance.  As of the closed of the offering on November 15, 2008, the Company issued 9,523,002 shares of common stock and 12,810,004 warrants to 27 non US persons. Of the 12,810,004 warrants issued, 3,086,667 are Class A Warrants, which are exercisable for the same number of shares of common stock at an exercise price of $0.25 per share, for a period of 12 months and 9,723,337 are Class B Warrants, which are exercisable for the same number of common stock at an exercise price of $0.375 per share, for a period of 36 months. As of the date hereof, our common stock is quoted under the symbol “SDSS.OB” on the Over-the-Counter Bulletin Board. As of the date hereof, the reported bid and asked price is $0.21 and $0.25 per share, and the average of the bid and asked price is $0.23 per share, a price which below the exercise price Class A Warrants and the Class B Warrants on the date that the warrants.

The Company has recently began an additional capital formation activity through a private placement offering, exempt from registration under the Securities Act of 1933, to raise up to $1,500,000 through the issuance of 10,000,000 units.  The purchase price of each unit is $0.15.  Each unit contains one share of common stock, one Class A Warrant giving the holder the right to purchase one share of common stock for $0.25, which is exercisable for one year from the date of issuance and one Class B Warrant, giving the holder the right to purchase one share of common stock for $0.375, which is exercisable for three years from the date of issuance. As of the date hereof, the Company has sold an aggregate of 366,667 units and has issued 366,667 shares of common stock, 366,667 Class A Warrants and 366,667 Class B Warrants. As of the date hereof, the reported bid and ask price is $0.21 and $0.25 per share, and the average of the bid and asked price is $0.23 per share, a price which is below the exercise price of the Class A Warrants and the Class B Warrants.

As disclosed in Current Report on Form 8-K filed with the Commission on December 22, 2008, the Company entered into an Investment Agreement with SDS, Ltd. (the “Investment Agreement”), pursuant to which the Company agreed that it will enter into a second agreement which will granted shareholders of SDS, Ltd. put options of purchase up to 22,140,949 shares of the Company in exchange for 1,170,295 shares of SDS Ltd.  The Company also granted holders of SDS options the right to purchase up to 6,948,974 shares of the Company’s common stock. In accordance with the terms of the Investment Agreement, the Company has an obligation to issue an aggregate of 29,089,922 options as an incentive for SDS, Ltd. to become a wholly-owned subsidiary of the Company. Each option entitles the holder thereof to purchase 1 share of the Company’s common stock at the conversion price of $0.001 for a ten (10) year term. As of the date hereof, the reported bid and asked price is $0.21 and $0.25 per share, respectively, and the average of the bid and asked price is $0.23 per share, a price which is above the conversion price of the options on the date that the options were issued.

In accordance with the terms and provisions of the Investment Agreement, the Company entered into an Exchange Agreement with NG-The Northern Group LP (the “Investor”), pursuant to which, the Investor was issued 3,199,891 shares of the Company’s common stock in exchange for  170,295 ordinary shares of SDS, Ltd. (the “SDS Shares”).  In addition, the Company issued 3,200,000 warrants to purchase the same number of shares of common stock of the Company.  Each warrant grants the Investor the right to purchase one (1) share of common stock of the Company for a period of three (3) years, commencing on the date of the July 9, 2009 and terminating on July 9, 2011.  Each warrant gives the Investor the right to purchase one (1) share of common stock at an exercise price of $0.15 per share.  As of July 9, 2009, the reported bid price and asked price was $0.21 and $0.24 per share, respectively, and the average of the bid and asked price is $0.225 per share, a price which is above the exercise price of the warrants on the date that the warrants were issued.

Upon the approval of our shareholders of this proposal, the Company intends to issue 25,000,000 stock options to the management and staff of SDS, Ltd. who have dedicated a significant amount of their time to the growth and development of the SDS Ltd. In accordance with the proposed option agreement, each option entitles the holder thereof to purchase 1 share of the Company’s common stock at the conversion price of $0.15 per share for a period of three years from the date of the option agreement. As of the date hereof, the reported bid and asked price is $0.21 and $0.25 per share, respectively and the average of the bid and asked price is $0.23 per share, a price which is above the conversion price of the options.

Under our current Articles of Incorporation, as amended, we have the authority to issue 100,000,000 shares of common stock. As of the Record Date, 65,809,668 shares of common stock were issued and outstanding. As of the Record Date, the Company expects to issue an additional 103,299,817 shares of common stock upon the conversion of the following options and warrants, for a total of 169,109,485 shares of common stock issue and outstanding:

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12,810,004 warrants issued and outstanding, 3,086,667 of which are exercisable for the same number of shares of common stock at an exercise price of $0.25 per share and 9,723,337 of which are exercisable for the same number of common stock at an exercise price of $0.375 per share;

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29,089,922 options to the remaining shareholders and convertible securities of Suspect Detection Systems, Ltd. in order that SDSS Israel become a wholly-owned subsidiary, as compared to the 51% which we currently own;

-	3,199,891 shares of common stock and 3,200,000 warrants to one of the current investors in Suspect Detection Systems, Ltd.;

-	25,000,000 stock options to our employees and consultants upon the approval of our shareholders of this proposal; and

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10,000,000 shares of common stock and 20,000,000 warrants, 10,000,000 of which are exercisable for the same number of shares of common stock at an exercise price of $0.25 per share and 10,000,000 of which are exercisable for the same number of common stock at an exercise price of $0.375 per share.

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The Company has determined that the increase in the Company’s common stock from 100,000,000 to 250,000,000 shares will be sufficient to provide the Company with the flexibility to issue common stock without further action by the Company's stockholders (unless required by law or regulation) to meet its current obligations and for such other corporate purposes as the Board may deem advisable. These purposes may include, among other things, the sale of shares to obtain additional capital funds, the use of additional shares for various equity compensation and other employee benefit plans of the Company or of acquired companies, the acquisition of other companies, and other bona fide purposes.

3.           Response to Comment 3.    Amendment No. 2 amends the Proxy Statement to reflect the Commission’s comments to the second full paragraph on page 6.

Form 10-K for Fiscal Year Ended December 31, 2008

4.           Response to Comment No. 4.    In accordance with the Commission’s comment, we hereby confirm that we will ensure that our future filings, including both annual reports on Form 10-K and quarterly reports on Form 10-Q, will indicate whether there has been any change to our internal control over financial reporting for the last quarter covered by those report.

Form 10-Q for Fiscal Period Ended March 31, 2009

Item 4. Controls and Procedures, page 5

5           Response to Comment No. 5.    We have noted the Commission’s comment and hereby confirm that in addition to the partial definition provided in the disclosure to our Form 10-Q for the fiscal period ended March 31, 2009, our disclosure controls and procedures are effective to ensure that the information required to be disclosed in the reports that we filed or submitted under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. We will ensure that the second half of the definition contained in Rule 13a-15(e) and 15d-15(e) is included in future filings.

The Company respectfully submits via EDGAR the foregoing responses to the Commission and Amendment No.2 to the Proxy on Schedule 14A as requested by the Commission, together with a redlined copy showing the changes made in the Amendment No. 2 to the Proxy Statement in order to help expedite the review process.   In addition, the Company hereby acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding these matters, please do not hesitate to call David Lubin, Esq., counsel for the Company, (516) 887-8200, facsimile (516) 887-8250.  Thank you for your attention to this matter.

Sincerely yours,

/s/ Asher Zwebner

Asher Zwebner
Interim Chief Executive Officer